Participant Assistive Products

Revolutionizing mobility for children, starting with a groundbreaking wheelchair

hardware healthcare 3d printing medical device hardware

PARTICIPANT.LIFE SAN FRANCISCO


PARTICIPANT
ASSISTIVE PRODUCTS
REVOLUTIONIZING
MOBILITY FOR CHILDREN

We are founded on the belief that everyone can have the products needed to participate fully in life. Product1 is a reply to the WHO's call for affordable products. Today, without a good wheelchair, 8 million kids are missing school and developing potentially fatal deformities. We design for localization, by 3D printing and other advanced methods.

Keoke King CEO, President, Co-Founder @ Participant Assistive Products

Why you may want to support us...

1. Strong team - 100 years of industry experience, 150 wheelchairs developed, two successful exits, and 100,000+ units sold
2. Customers believe - Letters of Intent to buy over 2500 units per year
3. Strategic manufacturing partnership - with Nissin Japan, the second largest wheelchair company in Japan
4. Product1 fills a gap - in the market and there are few competitors in this middle-market niche
5. Field trials demonstrate effectiveness - two complete and 17 booked
6. Straightforward approvals - Product1 is an FDA Class 1 medical device, which we have completed many times.
7. A lasting company - our intent is a solution on the scale of the need that stays on track, guided by our Benefit Corporation status
8. Three successful crowdfunding campaigns and $224,000 raised from other investors

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Keoke King
CEO, President, Co-Founder
Sold 70,000 wheelchairs to 45 countries.

Dave Calver
CCO, Co-Founder
Trained wheelchair seating, a sub-specialty in Occupational Therapy, in 33 countries to 650 clinicians.

Wayne Hanson
Product Developer, Co-Founder
Founded and successfully exited three US wheelchair companies. An inventor who laid the foundation for the current pediatric wheelchair industry.

Ryota Yamada
Product Developer, Co-Founder
Designed over 130 wheelchairs (lost count) for the USA, Japan, and Europe markets including 3 which are rapidly rising stars in lower income countries.

Bruno Feldmann
Technical Supervisor
Video guru with 13 years of experience in production and social media marketing. Fluent in Spanish, Portuguese, & English.

Eli Anselmi
Advisory Board Member
Eli has 25 years of experience in pediatric seating and positioning. He has worked with many wheelchair companies, has evaluated over 1500 clients domestically & internationally, and is an accomplished conference speaker.

In the news

3D Printing Wheelchairs For Kids In Impoverished Countries
https://www.participant.life/ Affordable wheelchairs are changing lives in countries around the world. Brooke Thomas and David Calver, hosts of The Conversation, break it down. Hosts: Brooke Thomas, David Calver
June 5, 2019 @ youtube.com

5 3D Printing Wheelchairs to Reduce Inequalities - globalgoalsproject.io
Summary In this episode we cover: The story of how Keoke and the team at Participant. Life got started in the Wheelchair industry and what they're set out to solve. The current status of the wheelchair industry.
July 2, 2018 @ globalgoalsproject.io

A Basic Human Need That Was Ignored

Able bodied children access education and engage in rich social opportunities. For the 8 million children with mobility disabilities, these basic human rights are often denied. Without a proper wheelchair these children miss out on their childhood and experience preventable secondary medical complications.


•BAD HIPS AND PELVIC POSTURE.
•INCREASED SPASTICITY.
•REDUCED MOTOR FUNCTION.
•IMPROVED HIPS AND PELVIC POSTURE.
•DECREASED SPASTICITY.
•IMPROVED MOTOR FUNCTION.

Increasingly, hearts – and funding – have moved to the needs of these children. This is marvelous and underreported good news. Unfortunately, reasonable quality wheelchairs are absurdly expensive.

Product1 solves problems with affordability, durability, and ease of provision for lower income countries, a rapidly growing $69M market, and offers an affordable product for US customers, a $100M market. This cross subsidy marketing strategy affords healthy margins, brand awareness, and product feedback from the US market; and, allows economies of scale and massive social impact through discounted sales to lower income country markets.

A Social Impact and Business Opportunity

Now is a pivotal time when a scalable, commercial solution is needed to fulfill requests by governments, non-profits, and parents - both in the USA and abroad.

Lessons learned from the global fight against HIV/AIDS, like pooling procurement from smaller nations, are being used to serve kids with disabilities. The World Health Organization, the UK, the USA, and the Norway governments have joined forces. Together they are pushing for governments to do their job and serve these kids.

What Makes This Wheelchair Special

After seeing our prototype, over 120 experts, users, and parents have agreed that Product1 solves big problems for users and caregivers.



"I would recommend it to all my clients."

MICHELLE ISHACK | PEDIATRIC WHEELCHAIR SEATING CLINICIAN | QUEBEC, CANADA



"This will revolutionize the wheelchair concept in Nicaragua... a dream come true for children with disabilities ."

CRISTIANA LOPEZ | PHYSIOTHERAPIST MANAGUA, NICARAGUA



"For the most underserved here in India, Product1 offers a lot in terms of customization, function, and aesthetics at an amazing price"

PRASHANT SINGH | DIRECTOR, CO-FOUNDER SMOI BIOMEDICAL ENGINEER | BANGALORE, INDIA



"I am really impressed. It is easy to transport and use both indoor and outdoors, and it has many accessories. I look forward to using it in Africa & Kenya"

NORAH KEITANY | WHEELCHAIR SERVICE PROVIDER ORTHOPEDIC TECHNOLOGIST



"We're blown away! Families in the USA need a transportable and customizable chair. For Thomas, Product1 will make quick trips and adventures easier. Finally, a hassle free and affordable alternative.

ISABEL LYDON

Interested Customers

Walkabout foundation · Kifas · Inspirasia FOUNDATION · humanity & inclusion · joni&friends · Alessa · FREE WHEELCHAIR MISSION · Eleanore's Project, Inc. · ATP Supply · CLASP · ALTSO A LEG TO STAND ON · MOBILITY INDIA Respecting people's abilities · Liliane Fonds · unicef


Watch Product1 Folding, tilting & Reclining



Watch Product1 Folding, tilting & Reclining

A Different Kind of Company

Participant will be a lasting company that serves basic needs for decades - we're not selling out to a big company. Our mission is to increase the participation of people with disabilities by making affordable, user-centered products. As a Public Benefit Corp (B-Corp Pending), our starting point puts users' needs and massive-scale impact at the center of our vision. American users are fed up with outrageous prices, delays, and broken chairs. We're out to change that.


PARTICIPANT
ASSISTIVE PRODUCTS
Certified
B
Corporation
PENDING

Our designers are watching the near horizon for the distributed manufacturing revolution. Currently, designs are being simultaneously developed for conventional methods and for localization with 3D printing. (Revenue for repayment of this debt investment will come from conventional manufacturing, not from industrial 3D printing.) When 3D printed parts are commercially viable, new opportunities will open for production near to users and employment for people with disabilities.

Investor Q&A

+ EXPAND ALL

What does your company do?

We make affordable assistive products, starting with a groundbreaking supportive wheelchair for children with Cerebral Palsy and similar conditions. Our product roadmap follows the World Health Organization's list of 50 Priority Products that is being used by many countries to guide their national insurance. Our products are durable, affordable, and high quality. Our mission is to increase the participation of people with disabilities in society.

Where will your company be in 5 years?

In 5 yrs we plan for: 500,000 people served, a $30m valuation, 20 products, and $7m in profits.We will be a certified B-Corp with 25 employees and offices in Colombia, USA, Thailand, Indonesia, Jordan, Kenya, Nigeria, India.We will have launched our 'factory in a box' which will be capable of producing our products to serve local demand with 3D printing. We will be a preferred source of disability products for UNICEF, ICRC, USAID, and many lower income country health systems.

Why did you choose this idea?

We are founded on the belief that everyone can have the products needed to participate fully in life. Product1 is a reply to the WHO's call for affordable products. Today, without a good wheelchair, 8 million kids are missing school and developing potentially fatal deformities. We design for localization, by 3D printing and other advanced methods.

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